NOL

RECEIVED

2008 FEB -4 A 10:15

31 January 2008

08000535

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to its transfer of 773,617 Treasury Shares from its Share Buyback Account maintained with The Central Depository (Private) Limited in January 2008. Attached is a copy of the announcement for your attention, please.

Yours faithfully

PROCESSED

FEB 06 2008

THOMSON
FINANCIAL

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) - 31Jan08.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	31-Jan-2008 18:16:59
Announcement No.	00120

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Transfer of Treasury Shares from NOL Share Buyback Account
Description	Pursuant to Rule 704(26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, the Company wishes to announce that it has transferred a total of 773,617 Treasury Shares from its Share Buyback Account maintained with The Central Depository (Private) Limited, in January 2008. Attached are details of the said transfer.
Attachments:	Transfer_of_Treasury_Shares_Jan_2008.pdf Total size = **25K** (2048K size limit recommended)

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NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

TRANSFER OF TREASURY SHARES FROM NOL SHARE BUYBACK ACCOUNT

Pursuant to Rule 704(26) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Company wishes to announce that it has transferred a total of 773,617 Treasury Shares from its Share Buyback Account maintained with The Central Depository (Private) Limited, in January 2008:

TREASURY SHARES						
Date of Transfer	**Before Transfer**		**Transfer**		**After Transfer**	
	Number	% of Total Number of Outstanding Ordinary Shares (i.e. excluding Treasury Shares)	Number	Value S$	Number	% of Total Number of Outstanding Ordinary Shares (i.e. excluding Treasury Shares)
3 Jan 08	2,226,334	0.152	755,617	3,458,846.17	1,470,717	0.100
Purpose: Transfer pursuant to NOL Performance Share Plan.						
24 Jan 08	1,470,717	0.100	18,000	82,131.84	1,452,717	0.099
Purpose: Transfer pursuant to NOL Share Option Plan.						

END